UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41999

Linkers Industries Limited

(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On March 3, 2026, the board of directors of Linkers Industries Limited (the “Company”) approved the increase of the authorized shares of the Company from 500,000,000 ordinary shares comprising (i) 497,500,000 Class A ordinary shares with par value $0.00001 each (“Class A Ordinary Shares”) and (ii) 2,500,000 Class B ordinary shares with par value $0.00001 each (“Class B Ordinary Shares”) to 1,000,000,000 ordinary shares comprising (i) 997,500,000 Class A Ordinary Shares and (ii) 2,500,000 Class B Ordinary Shares, to be effective upon successful filing and registration of the third amended and restated memorandum of association and articles of association (“New M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands.

On March 3, 2026, the filing and registration of the New M&A was accepted by the Registrar of Corporate Affairs in the British Virgin Islands. A copy of the New M&A is attached hereto as Exhibit 3.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKERS INDUSTRIES LIMITED

By:	/s/ Wai Kee Kan
Name:	Wai Kee Kan
Title:	Director and Chief Executive Officer

Date: March 5, 2026

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